THE BANK OF NEW YORK

NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

02015464

101 BARCLAY STREET, NEW YORK, N.Y. 10286

DEPOSITARY RECEIPTS

November 23, 2001

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

02 FEB 26 AM 8:15

SUPPL

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs:

On behalf of Mitsubishi Corporation, we are forwarding a copy of their:

- **Statement of Consolidated Income for the Six Months Ended September 30, 2001.**
- **Consolidated Balance Sheets as of September 30, 2001.**

This release is to be filed with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly yours,

dlw 3/7

S. Sumikawa

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel: 212-462-6669
Fax: 212-462-6215
E-mail: ssumikawa@bankofny.com

P

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001
AND
CONSOLIDATED BALANCE SHEETS
AS OF September 30, 2001

Based on US GAAP

Mitsubishi Corporation
Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
Email:IR@org.jp.mitsubishicorp.com

FINANCIAL HIGHLIGHTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2001

(Mitsubishi Corporation and subsidiaries based on US GAAP)

1. Operating transactions and income

	Operating transactions	Operating income	Net income
For the six months ended	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2001	6,602,111	35,748	41,943
September 30, 2000	6,540,965	21,865	75,923
For the year ended March 31, 2001	13,995,298	78,138	92,105

	Net income per share	Net income per share (diluted basis)	Return on equity
For the six months ended	Yen	Yen	%
September 30, 2001	26.76	26.76	4.3
September 30, 2000	48.45	48.45	8.1
For the year ended March 31, 2001	58.77	58.77	9.8

2. Assets and shareholders' equity

	Total assets	Shareholders' equity	Shareholders' equity to total assets	Shareholders' equity per share
For the six months ended	Millions of Yen	Millions of Yen	%	Yen
September 30, 2001	8,082,745	978,028	12.1	624.07
September 30, 2000	7,912,486	966,922	12.2	616.98
For the year ended March 31, 2001	8,067,192	969,359	12.0	618.54

3. Prospects for the year ending March 31, 2002

	Operating transactions	Net income
For the year ending	Millions of Yen	Millions of Yen
March 31, 2002	13,700,000	80,000

(Forecast of Net income per share for the year ending March 31, 2002 : 51.05 Yen)

4. Number of consolidated subsidiaries : 551

Number of affiliated companies accounted for by equity method : 200

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

The translations of Japanese yen amounts into United States dollar amounts with respect to the six months ended September 30, 2001 are included solely for the convenience of readers outside Japan and have been made at the rate of ¥119=$1, the approximate rate of exchange on September 30, 2001.

Subsidiaries and Affiliated Companies

Mitsubishi Corporation

Mitsubishi Corporation's subsidiaries and affiliates are diverse organizations engaged in a wide variety of activities on a global scale. We manufacture and market a wide range of products, including fuels, metals, machinery, chemicals and living essentials. Some of our basic functions -- information / telecommunications, finance, logistics / retailing -- enhance the above activities and enable us to provide comprehensive solutions to customers. We also invest actively in energy, natural resources, project development and information technology areas.

Mitsubishi Corporation organizes business groups according to products and services. Business groups manage their products and services in collaboration with subsidiaries and affiliates (Subsidiaries: 840, Affiliates: 472).

The following table shows products and services by operating segment and major subsidiaries and affiliates.

	PRODUCTS OR SERVICES	MAJOR SUBSIDIARIES	MAJOR AFFILIATES
NEW BUSINESS INITIATIVE (149)	IT,e-commerce, Financial Services, Logistics, Consumer Business,Healthcare, and others	RYOKO LOGISTICS CORPORATION MITSUBISHI CORPORATION FINANCE PLC IT FRONTIER CORPORATION (89)	LAWSON, INC. KENTUCKY FRIED CHICKEN JAPAN LTD. (60)
IT & ELECTRONICS BUSINESS (61)	Telecommunication & Media business, Digital Systems & Devices, Aerospaces, and others	MC AIRCRAFT(EUROPE),LIMITED MC SILICON VALLEY (35)	SPACE COMMUNICATIONS CORPORATION NET ONE SYSTEMS CO.,LTD (26)
ENERGY BUSINESS (133)	Petroleum Products, Carbon, Crude Oil, LPG, LNG, and others	MITSUBISHI SHOJI SEKIYU CO.,LTD. PETRO-DIAMOND INC. DIAMOND GAS RESOURCES PTY.LTD. (102)	JAPAN AUSTRALIA LNG(MIMI)PTY.,LTD. BRUNEI LNG SENDIRIAN BERHAD (31)
METALS (187)	Ferrous Products,Coals,Ore, Non-Ferrous Metals & Minerals, Non-Ferrous Metal Products, and others	ISUZU CORPORATION JECO MITSUBISHI DEVELOPMENT PTY.,LTD. (130)	IRON ORE COMPANY OF CANADA HEISEI MINERALS CORPORATION (57)
MACHINERY (297)	Power & Electrical Systems, Plants, Ships, Automobiles, Industrial Machinery, Project Development & Construction, and others	NIKKEN CORPORATION MSK TOKYU MACHINERY CO.,LTD. TRI PETCH ISUZU SALES CO.,LTD. (194)	MITSUBISHI AUTO CREDIT-LEASE CORP. DIAMOND CITY CO.,LTD (103)
CHEMICALS (112)	Chemical Products, Inorganic Chemicals Products,Fertilizer, Chlor-Alkali, Functional Chemicals, and others	MITSUBISHI SHOJI PLASTICS CORP. MITENI (55)	MEIWA CORPORATION EXPORTADORA DE SAL,S.A. DE C.V. (57)
LIVING ESSENTIALS (280)	Foods & Food Products, Textiles,General Merchandise, and others	RYOSHOKU LTD. TOYO REIZO CO.,LTD. MITSUBISHI SHOJI CONSTRUCTION MATERIALS LTD. PRINCES LTD. ALPAC FOREST PRODUCTS INCORPORATED (167)	COCA COLA CENTRAL JAPAN CO.,LTD MITSUBISHI SEISHIHANBAI K.K. (113)
PROFESSIONAL SERVICES (54)	Finance, Accounting, Personnel General affairs, and others	MITSUBISHI CORPORATION FINANCIAL & MANAGEMENT SERVICES(JAPAN)LTD. (30)	KOHJIN CO.,LTD. (24)
OVERSEAS SUBSIDIARIES (39)	Handling of a Broad Range of Products, Like the Parent Company in Japan	MITSUBISHI INTERNATIONAL CORPORATION MITSUBISHI CORPORATION INTERNATIONAL N.V. MITSUBISHI CORPORATION(HONG KONG)LTD. (38)	(1)

Note: 1."Fuels Group" has been renamed to "Energy Business Group" ,which is effective from April 1st,2001.

2. Among the above-listed subsidiaries,the stocks of "Ryoshoku LTD" are listed on Tokyo stock exchange. In addition,the stocks of "Nitto Flour Milling CO.,LTD",which is not included in the above major subsidiaries, are also listed on Tokyo stock exchange.

(Translation of report filed with the Tokyo Stock Exchange on November 15, 2001)

Summary of Results for the Six-month period ended September 30, 2001

Mitsubishi Corporation

I. Notes on Business Strategy

1. Management Policies

Mitsubishi Corporation and its subsidiaries and affiliates are steadily implementing the policies outlined below, which are based on MC2003, Mitsubishi Corporation's new medium-term plan announced in March 2001. MC2003 imbues the company's drive to create new value. The following initiatives are intended to raise earnings and bolster its management base.

(1) Growth Strategy

The overall growth strategy contained in MC2003 consists of three parts: Portfolio Management, ".Commerce," and New Technologies.

The Portfolio Management Strategy sharpens Mitsubishi Corporation's focus on strategic fields: energy and natural resources; project development, including Independent Power Producer (IPP) projects and infrastructure projects; and food distribution and other SCM businesses. It requires that Mitsubishi Corporation aggressively reshape its portfolio of businesses, reallocating company resources more appropriately. The keywords are "selection" and "concentration."

The ".Commerce" Strategy goes beyond merely IT (Information Technology). Mitsubishi Corporation also aims to leverage FT (Financial Technology), LT (Logistics Technology) and MT (Marketing Technology) to create new business models that marry offline with online, as well as to expand and open up business domains. Collectively, these are called Mitsubishi Corporation's FILM technologies. One example of this strategy in action is the Lawson Project, whereby Mitsubishi Corporation is providing IT, LT and other various support to maximize the corporate value of Lawson's entire franchise system and increase Mitsubishi Corporation's consolidated results and shareholder value in the process.
The New Technologies Strategy lays the groundwork for future streams of earnings. Mitsubishi Corporation will identify, develop and commercialize seminal technologies and intellectual property. For example, Mitsubishi Corporation is working on commercialization of fullerenes and nanotubes, which are grabbing the spotlight as next-generation materials. Nanotubes—carbon-based structures measured in units of one-billionth—are expected to be used in a wide range of areas, from cancer treatment and fuel cells to next-generation displays.

(2) Enhancing Management System

Previously, Mitsubishi Corporation used departments and teams as organizational units and for managing results. Under MC2003, Mitsubishi Corporation has abolished this framework, replacing it with business units (BUs) from April 2001. Mitsubishi Corporation is now flatter, organized around business models with BUs as the smallest unit for organizational control and earnings management. Top management can now see into all corners of business models.

This change was made with two main aims in mind: to maximize value as a whole rather than as parts, and to facilitate speedier decision-making by handing more authority to frontline operations.

At the same time, Mitsubishi Corporation adopted MCVA (Mitsubishi Corporation Value Added) as an internal performance indicator. MCVA evaluates whether or not Mitsubishi Corporation's consolidated net income adjusted can cover the cost of capital associated with a given level of risk. In other words, it measures how efficiently the company is creating value.

Mitsubishi Corporation has categorized its business units into three types—Stretch, Build and Restructure—depending on the nature of each BU. Each BU has been assigned a clear mission and performance will be evaluated in detail every year using MCVA. This approach will give impetus to the reshuffling of the company's portfolio and forms a new management cycle interwoven with the Portfolio Management Strategy.

- Stretch BUs aim to maintain and enhance earnings of business models by adding new functions.
- Build BUs aim to create new business domains through the intensive allocation of resources.
- Restructure BUs aim to drastically realign their businesses through downsizing, restructuring and withdrawal from unprofitable areas.

(3) Reforming Executive Management

Mitsubishi Corporation's drive to create value presupposes greater transparency and efficiency in management. The following initiatives are geared toward strengthening corporate governance and broadening the scope of executive management.

- To clearly demarcate the duties of directors and executive officers and clarify areas of responsibility, Mitsubishi Corporation introduced the post of corporate executive officer in June this year.
- At the same time, Mitsubishi Corporation dramatically reduced the number of directors. And to bring an outer dimension to management Mitsubishi Corporation increased the number of outside directors and established an advisory board made up of prominent outside experts. These moves are intended to enhance supervision of the Board of Directors.
  Specifically, on July 1, 2001, Mitsubishi Corporation established the Governance Committee, comprising three members from within the company and four from outside. The Governance Committee's brief is to advise the Board of Directors on issues such as establishing and observing governance principles, enhancing the compliance system and establishing an evaluation and remuneration system for executive officers. In addition, on October 1 Mitsubishi Corporation established the International Advisory Committee, which is made up of three directors and six leading figures from overseas, to give advice to the Board of Directors from a global perspective.
- The position of Chief Strategy Officer was created to promote the company-wide growth strategy, as well as to extend support to business groups in implementing growth strategies.

- The position of Chief Restructuring Officer was created to oversee the mechanism for withdrawing from and restructuring businesses to give further impetus to reallocation and concentration of resources.
- The position of Chief Regional Officer was created to promote, from a company-wide perspective, strategies in key markets, overseas network strategies and international human resource development.

2. Basic Policy Regarding the Appropriation of Profits
Mitsubishi Corporation's dividend policy is one of the central elements of its management policies. The company intends to maintain and raise its competitiveness to increase shareholders' equity and increase the profit margin. At the same time, Mitsubishi Corporation will strive to stabilize and increase the dividend.

The dividend has been set in accordance with the company's earnings ability and desire to maintain a stable dividend. As such, Mitsubishi Corporation plans to set the annual dividend for fiscal 2002, ending March 31, 2002, at ¥8 per share, when combined with a semiannual interim dividend of ¥4 per share, the same as for the preceding fiscal year.

Regarding retained earnings, the company is striving to effectively use funds for trading activities, capital expenditures and business investment with the aim of maintaining and enhancing competitiveness as well as increasing profitability.

3. Management Goals
As mentioned under "Management Policies," Mitsubishi Corporation is implementing growth strategies, enhancing management techniques and reforming executive management in accordance with MC2003. Through these actions, Mitsubishi Corporation aims to transform itself into a powerful, value-driven company.

As a yardstick of performance, Mitsubishi Corporation has set a target of achieving consolidated net income for the year ending March 31, 2004, the final year of MC2003, of ¥120 billion.

II. Operating Results

1. General Operating Environment
The world economy as a whole lost momentum in the six-month period ended September 30, 2001 due to the downturn in the U.S. economy, which had been the driving force. While personal spending remained firm in the U.S., a sudden drop-off in capital expenditures, resulting from sluggish IT-related demand and falling stock prices, clearly hampered economic growth. The effects of this slowdown reverberated around the world. Asian countries, which had staged their comebacks on the strength of IT-related exports to the U.S., saw economic conditions quickly deteriorate as they lost the key growth driver of internal demand before a full-fledged recovery could be achieved. The effects of the U.S. slowdown also came to the fore in the European Union (EU), where economies had formerly prospered with support from internal demand.

Japan's economy remained depressed as exports to the U.S. and elsewhere fell, and capital expenditures decreased. The economy also took on a deflationary hue as product prices and demand trended downward in unison.

Amid the growing global economic malaise, the terrorist attacks in the U.S. have also cloaked the economic outlook in even more uncertainty.

2. Consolidated Results

(1) Summary of Interim Results

For the first half of the fiscal year ending March 31, 2002, consolidated operating transactions increased ¥61.1 billion, or 0.9%, year on year to ¥6,602.1 billion. Growth in energy operations was a prime factor behind this rise. The top line could have improved further had it not been for falling metals transactions, including steel-related transactions, and lower machinery transactions.

Gross profit rose ¥26.5 billion, or 9.4%, over the same period of the previous fiscal year to ¥308.4 billion as a result of higher earnings in all business groups, except living essentials, where a worsening pulp market hurt profits. Of particular note was machinery, where gross profit increased sharply due to strong plant transactions and the boost received from turning certain affiliates into subsidiaries.

The provision for doubtful receivables improved due to the absence of increased provision for doubtful accounts following the introduction of a new risk management system and adoption of new guidelines for writing off doubtful accounts in the previous fiscal year. This offset higher selling, general and administrative expenses resulting from the consolidation of certain affiliates.

Operating income increased ¥13.9 billion, or 63.5%, to ¥35.7 billion as a result.

In other income (expenses), net financial income—the combination of net interest expense and dividends received—increased ¥0.9 billion to ¥16.2 billion. Net interest expense rose due to the interest on the increased investments in natural resource development-related areas. This increase, however, was outweighed by higher dividends from investments in those areas. Gain on marketable securities and investments–net decreased ¥39.6 billion in the absence of gains on the sale of shares in affiliate Photonic Integration Research, Inc. (PIRI) that were recorded in the previous fiscal year. The loss on property and equipment–net widened by ¥8.9 billion, as Mitsubishi Corporation conservatively reviewed the value of lands and buildings in both Japan and overseas.
Other–net improved ¥16.6 billion, reflecting the absence of a charge in the first half of fiscal 2001 relating to the loss on valuation of enterprise value of U.S.-based petrochemical manufacturing subsidiary Aristech Chemical Corporation, which was sold in second half of fiscal 2001.

Income from consolidated operations before income taxes was ¥56.8 billion, down ¥60.3 billion, or 51.5%, year on year due to the fall in gain on marketable securities and investments–net. The decline came despite higher operating income and net financial expenses.

Equity in earnings of affiliated companies–net increased ¥6.0 billion, or 89.7%, to ¥12.7 billion due to the progress made in withdrawing from unprofitable businesses, in addition to strong performances by affiliates engaged in natural resource development.

As a result of the above, interim net income decreased ¥34.0 billion, or 44.8%, year on year to ¥41.9 billion.

(2) Outlook for the Fiscal Year Ending March 31, 2002

Consolidated operating transactions for the full year are expected to fall approximately ¥300 billion from the previous fiscal year to ¥13,700 billion. This projection is based on the uncertain outlook for the world and Japanese economies and the downward trend in crude oil prices. Gross profit, however, is projected to rise roughly ¥27 billion above the previous fiscal year to ¥640 billion due to the benefits from acquiring companies in the strategic areas of natural resources development and food products. With selling, general and administrative expenses expected to rise, Mitsubishi Corporation is projecting operating income of ¥80 billion, slightly above the previous fiscal year. Net income, meanwhile, is forecast to decrease approximately ¥12 billion to ¥80 billion, the same level as the company's initial forecast. While Mitsubishi Corporation expects equity in earnings of affiliated companies–net to increase, particularly with respect to affiliates connected with natural resources, it does not foresee large gains similar to those from PIRI in the previous fiscal year.

(3) Cash Flows

Cash and cash equivalents at September 30, 2001 were ¥283.4 billion, ¥31.5 billion, or 10.0%, lower than at March 31, 2001. This reflected the fact that cash used for increased investments in natural resource development and other areas, as well as for the repayment of interest-bearing liabilities, exceeded funds provided by robust operating activities.

Net cash provided by operating activities was ¥49.4 billion on account of an increase in cash from dividends at the parent company and increases in cash from operating transactions, principally at subsidiaries. These increases outweighed cash used to substantially reduce accounts payable, including plant repayments following completed construction of electric power plants.

Net cash used for investing activities was ¥49.7 billion. Cash was provided by the reduction of investment assets at finance subsidiaries, but was outweighed by substantial cash outlays for plant construction at overseas machinery and chemical subsidiaries, the purchase of new shipping vessels and the acquisition of rights to develop natural resources.

Net cash used in financing activities was ¥35.0 billion due to the repayment of borrowings and redemption of bonds in line with the reduction of investment assets at finance subsidiaries. These outlays were partially offset by the procurement of funds, including project finance, which were actively invested by the companies.

###

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME US GAAP)
for the six months ended September 30, 2001 and 2000 (unaudited)

	Millions of yen				Millions of U.S. dollars
	2001	2000	Increase or [-]decrease		2001
				%	
Operating transactions	6,602,111	6,540,965	61,146	0.9	55,480
Gross profit	308,444	281,919	26,525	9.4	2,592
Gross profit ratio	4.67%	4.31%			
Selling, general and administrative expenses	(262,741)	(246,679)	-16,062	6.5	(2,208)
Provision for doubtful receivables	(9,955)	(13,375)	3,420	/	(84)
Operating income	35,748	21,865	13,883	63.5	300
Other income (expenses) :					
Interest expense - net	(6,912)	(5,715)	-1,197	20.9	(58)
Dividends	23,156	21,032	2,124	10.1	195
Gain on marketable securities and investments - net	12,843	52,433	-39,590	/	108
Gain on securities contributed to employee retirement benefit trust	-	43,187	-43,187	/	-
Loss on property and equipment - net	(9,108)	(204)	-8,904	/	(77)
Other - net	1,109	(15,502)	16,611	/	9
Other income - net	21,088	95,231	-74,143	/	177
Income from consolidated operations before income taxes	56,836	117,096	-60,260	-51.5	477
Income taxes	(25,526)	(47,131)	21,605	/	(214)
Income from consolidated operations	31,310	69,965	-38,655	-55.2	263
Minority interests in consolidated subsidiaries	(2,026)	(716)	-1,310	183.0	(17)
Equity in earnings of affiliated companies - net (less applicable income taxes)	12,659	6,674	5,985	89.7	106
Net income	41,943	75,923	-33,980	-44.8	352

Mitsubishi Corporation and subsidiaries

CONSOLIDATED BALANCE SHEETS (US GAAP)

September 30,2001(unaudited) and March 31,2001

ASSETS	Millions of yen			Millions of U.S. dollars
	Sept.30 2001	March 31 2001	Increase or [-]decrease	Sept.30 2001
Current assets:				
Cash and cash equivalents	283,353	314,880	-31,527	2,381
Time deposits	40,265	56,772	-16,507	338
Short-term investments	169,258	243,487	-74,229	1,422
Receivables-trade:				
Notes and loans	515,637	544,249	-28,612	4,333
Accounts	1,811,833	1,856,176	-44,343	15,226
Affiliated companies	262,302	261,462	840	2,204
Allowance for doubtful receivables	(60,576)	(47,444)	-13,132	(509)
Inventories	481,446	526,354	-44,908	4,046
Advance payments to suppliers	229,960	228,807	1,153	1,932
Other current assets	255,456	127,292	128,164	2,147
Total current assets	3,988,934	4,112,035	-123,101	33,520
Investments and non-current receivables:				
Investments in and advances to affiliated companies	626,124	643,923	-17,799	5,262
Other investments	1,438,509	1,485,784	-47,275	12,088
Non-current notes, loans and accounts receivable-trade	845,699	861,245	-15,546	7,107
Allowance for doubtful receivables	(96,621)	(106,469)	9,848	(812)
Total investments and non-current receivables	2,813,711	2,884,483	-70,772	23,645
Property and equipment-At cost less accumulated depreciation	1,001,925	908,145	93,780	8,419
Other assets	278,175	162,529	115,646	2,338
Total	8,082,745	8,067,192	15,553	67,922

Mitsubishi Corporation and subsidiaries
CONSOLIDATED BALANCE SHEETS (US GAAP)
September 30,2001(unaudited) and March 31,2001

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen			Millions of U.S. dollars
	Sept.30 2001	March 31 2001	Increase or [-]decrease	Sept.30 2001
Current liabilities:				
Short-term debt	993,526	1,054,511	-60,985	8,349
Current maturities of long-term debt	393,097	361,621	31,476	3,303
Payables-trade:				
Notes and acceptances	248,790	279,674	-30,884	2,091
Accounts	1,431,910	1,548,999	-117,089	12,033
Affiliated companies	47,157	50,669	-3,512	396
Accrued income taxes	30,453	45,482	-15,029	256
Other accrued expenses	87,627	129,186	-41,559	737
Advances from customers	172,102	159,160	12,942	1,446
Other current liabilities	196,150	141,426	54,724	1,648
Total current liabilities	3,600,812	3,770,728	-169,916	30,259
Long-term debt, less current maturities	3,281,740	3,094,877	186,863	27,577
Accrued pension and severance liabilities	90,281	87,681	2,600	759
Deferred income taxes	44,393	61,131	-16,738	373
Minority interests	87,491	83,416	4,075	735
Shareholders' equity:				
Common stock	126,609	126,609	-	1,064
Capital surplus	179,491	179,491	-	1,508
Retained earnings:				
Appropriated for legal reserve	35,459	35,220	239	298
Unappropriated	810,039	774,604	35,435	6,807
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	74,716	122,552	-47,836	628
Minimum pension liability adjustments	(65,636)	(65,636)	-	(551)
Foreign currency translation adjustments and other	(182,650)	(203,481)	20,831	(1,535)
Total shareholders' equity	978,028	969,359	8,669	8,219
Total	8,082,745	8,067,192	15,553	67,922

Mitsubishi Corporation and subsidiaries
Statements of Consolidated Shareholders' Equity
for the six months ended September 30, 2001 (unaudited) and years ended March 31, 2001

	Millions of yen		Millions of U.S. dollars
	2001 Apr. ~ Sept. 2001	2000 Apr. 2000~ Mar. 2001	2001 Apr. ~ Sept. 2001
Shareholders' Equity			
Common stock:			
Balance, beginning and end of year	126,609	126,609	1,064
Capital surplus:			
Balance, beginning and end of year	179,491	179,491	1,508
Retained earnings appropriated for legal reserve:			
Balance, beginning of year	35,220	33,924	296
Transfer from unappropriated retained earnings	239	1,296	2
Balance, end of year	35,459	35,220	298
Unappropriated retained earnings:			
Balance, beginning of year	774,604	696,332	6,510
Net income	41,943	92,105	352
Total	816,547	788,437	6,862
Deduct:			
Cash dividends paid	(6,269)	(12,537)	(53)
Transfer to retained earnings appropriated for legal reserve	(239)	(1,296)	(2)
Total	(6,508)	(13,833)	(55)
Balance, end of year	810,039	774,604	6,807
Accumulated other comprehensive income (loss)			
Balance, beginning of year	(146,565)	(130,656)	(1,231)
Other comprehensive loss	(27,005)	(15,909)	(227)
Balance, end of year	(173,570)	(146,565)	(1,458)

Statements of Consolidated Comprehensive Income(Loss)
for the six months ended September 30, 2001 and 2000 (unaudited)

	Millions of yen		Millions of U.S. dollars
	2001 Apr. ~ Sept. 2001	2000 Apr. ~Sept. 2000	2001 Apr. ~ Sept. 2001
Comprehensive Income (Loss)			
Net income	41,943	75,923	352
Other comprehensive income (loss):			
Decrease in unrealized gains on securities available for sale	(47,836)	(10,812)	(402)
Minimum pension liability adjustments	–	589	-
Unrealized losses on derivative instruments	(6,380)	–	(54)
Foreign currency translation adjustments	27,211	1,791	229
Other comprehensive loss	(27,005)	(8,432)	(227)
Comprehensive Income	14,938	67,491	125

(*)Dividends and appropriations to legal reserve shown for each year represent dividends paid out during the year and the appropriation to legal reserve made in relation to the respective dividends.

STATEMENTS OF CONSOLIDATED CASH FLOWS (US GAAP)

Mitsubishi Corporation and subsidiaries
for the six months ended September 30,2001(unaudited)

	Millions of Yen 2001	Millions of U.S. Dollars 2001
I. Operating activities:		
Net income	41,943	352
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	41,309	347
Provision for doubtful receivables	9,955	84
Gain on marketable securities and investments - net	(12,843)	(108)
Loss on property and equipment - net	9,108	77
Equity in earnings of affiliated companies, less dividends received	(3,608)	(30)
Deferred income taxes	6,306	53
Changes in operating assets and liabilities:		
Short-term trading investments	9,341	78
Notes and accounts receivable - trade	64,021	538
Inventories	57,312	482
Notes, acceptances and accounts payable - trade	(187,391)	(1,575)
Other - net	13,980	117
Net cash provided by operating activities	49,433	415
II. Investing activities:		
Expenditures for property and equipment, and other assets	(50,265)	(422)
Net increase in investment	(39,977)	(336)
Net decrease in loans receivable	22,232	187
Net decrease in time deposits	18,272	153
Net cash used in investing activities	(49,738)	(418)
III. Financing activities:		
Net decrease in short-term debt	(109,419)	(919)
Net increase in long-term debt	80,693	678
Cash dividends paid	(6,269)	(53)
Net cash used in financing activities	(34,995)	(294)
IV. Effect of exchange rate changes on cash and cash equivalents	3,773	32
V. Net decrease in cash and cash equivalents	(31,527)	(265)
VI. Cash and cash equivalents, beginning of the period	314,880	2,646
VII. Cash and cash equivalents, end of the period	283,353	2,381

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2001 and 2000 (unaudited)

[SEGMENT INFORMATION BY COMMODITIES]

Six months ended September 30, 2001

The companies' segment information by commodities for the six months ended September 30, 2001 and 2000 were summarized as follows.

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions:										
Outside customers	70,828	256,677	1,751,385	1,038,771	1,069,907	651,337	1,763,373	6,602,278	(167)	6,602,111
Inter-segment	2,751	667	17,298	2,243	7,309	897	1,388	32,553	(32,553)	-
Total	73,579	257,344	1,768,683	1,041,014	1,077,216	652,234	1,764,761	6,634,831	(32,720)	6,602,111
Gross profit	14,905	19,521	29,247	45,759	57,338	25,762	110,885	303,417	5,027	308,444
Operating income	(4,498)	8,852	5,369	6,471	12,372	5,830	19,927	53,323	(17,575)	35,748
Net income	2,790	8,732	19,012	1,276	5,131	2,965	13,496	53,404	(11,461)	41,943
Segment assets	1,052,910	347,267	847,141	1,178,028	1,959,635	578,458	1,397,600	7,361,066	721,679	8,082,745

	Millions of U.S. dollars									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions:										
Outside customers	595	2,157	14,718	8,729	9,001	5,473	14,818	55,481	(1)	55,480
Inter-segment	23	6	145	19	61	8	12	274	(274)	-
Total	618	2,163	14,863	8,748	9,052	5,481	14,830	55,755	(275)	55,480
Gross profit	125	164	246	385	482	216	932	2,550	42	2,592
Operating income	(38)	58	56	54	104	49	167	448	(148)	300
Net income	23	73	160	11	43	25	113	448	(96)	352
Segment assets	8,849	2,918	7,119	9,899	16,468	4,861	11,745	61,858	6,064	67,922

Six months ended September 30, 2000

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Fuels	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions:										
Outside customers	63,408	242,289	1,527,833	1,146,075	1,136,017	708,724	1,713,859	6,538,205	2,760	6,540,965
Inter-segment	2,979	414	19,858	1,982	7,238	706	1,897	35,074	(35,074)	-
Total	66,387	242,703	1,547,691	1,148,057	1,143,255	709,430	1,715,756	6,573,279	(32,314)	6,540,965
Gross profit	12,293	15,719	26,781	44,826	37,134	24,369	115,947	277,069	4,850	281,919
Operating income	(4,766)	1,349	4,678	4,390	(2,618)	2,143	25,262	32,438	(10,573)	21,865
Net income	(2,422)	64,404	8,837	(2,022)	(6,024)	(9,057)	12,203	66,911	9,012	75,923
Segment assets	1,232,353	338,311	662,086	1,034,235	1,867,325	705,876	1,374,199	7,234,505	677,981	7,912,486

1. The segment information of the individual commodity group have been prepared on the basis of accounting principles generally accepted in Japan(Japan GAAP), and the difference between Japan GAAP and US GAAP are included in "Eliminations or Unallocated".
2. "Eliminations or Unallocated" also includes income and expense that are not allocated to the individual commodity group.
3. Unallocated common assets included in the column of "Eliminations or Unallocated" September 30,2001 and 2000 were ¥1,052,733 million($8,847 million) and ¥957,792 million, respectively.
   The assets mainly consist of cash, time deposits and securities for financial activities.
4. "Fuels" segment has been renamed as "Energy Business" segment effective April 1, 2001.

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the six months ended September 30, 2001 and 2000 (unaudited)

[SEGMENT INFORMATION BY GEOGRAPHIC AREAS]

Six months ended September 30, 2001

The companies' segment information by geographic areas for the six months ended September 30, 2001 and 2000 were summarized as follows:

	Millions of yen						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
Outside customers ············	5,572,320	420,599	195,635	280,478	133,079	—	6,603,111
Inter-segment ················	243,942	284,112	49,784	148,083	58,604	(784,525)	—
Total ······················	5,816,262	704,711	245,419	428,561	191,683	(784,525)	6,603,111
Operating expenses ··········	5,805,900	705,198	241,581	414,890	184,760	(785,966)	6,566,363
Operating income ············	10,362	(487)	3,838	13,671	6,923	1,441	35,748
Segment assets ··············	5,948,338	600,789	725,804	675,253	663,274	(529,713)	8,082,745

	Millions of U.S. dollars						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
Outside customers ············	46,826	3,534	1,644	2,357	1,119	—	55,480
Inter-segment ················	2,050	2,388	418	1,244	492	(6,592)	—
Total ······················	48,876	5,922	2,062	3,601	1,611	(6,592)	55,480
Operating expenses ··········	48,789	5,926	2,030	3,486	1,553	(6,604)	55,180
Operating income ············	87	(4)	32	115	58	12	300
Segment assets ··············	49,986	5,049	6,099	5,674	5,565	(4,451)	67,922

Six months ended September 30, 2000

	Millions of yen						
	Japan	North America	Europe	Asia, Oceania	Other areas	Eliminations or Unallocated	Consolidated
Operating transactions:							
Outside customers ············	5,636,681	392,488	169,824	283,664	58,308	—	6,540,965
Inter-segment ················	271,171	258,329	35,807	118,386	38,138	(721,831)	—
Total ······················	5,907,852	650,817	205,631	402,050	96,446	(721,831)	6,540,965
Operating expenses ··········	5,903,555	646,122	202,570	393,968	93,674	(720,789)	6,519,100
Operating income ············	4,297	4,695	3,061	8,082	2,772	(1,042)	21,865
Segment assets ··············	5,827,155	717,439	902,495	421,141	460,827	(416,571)	7,912,486

1. The Geographic areas were classified by geographic proximity.
2. Main countries or areas which belong to each geographic segments.
   North America ·········U.S.A., Canada
   Europe ················United Kingdom, Germany
   Asia,Oceania ·········Hongkong, Thailand, Australia
   Other areas ··········Central and South America, Africa
3. The amounts of unallocated common assets in the column of "Eliminations and Unallocated" are ¥626,124 million($5,262 million) and ¥527,379 million September 30, 2001 and 2000, respectively, which consist of investments in and advances to affiliated companies.

Basis of Consolidated Financial Statements

1. Basic Accounting Policies

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America. However, geographic segment information is presented in the form of Japanese accounting principles for consolidated financial statements.

The main differences between U.S. and Japanese accounting standards are in respect of the following areas:

(1) Valuation of investments
(2) Valuation of long-lived assets (Impaired assets are written down to its estimated fair value)
(3) Deferral of gain on sales of properties for tax purpose (Not permitted in US GAAP)
(4) Pension and retirement benefit accounting (Unfunded obligations are recognized as liabilities and other comprehensive income)

2. Scope of Consolidation and Application of the Equity Method

(1) Number of consolidated subsidiaries

	As of Sept. 30, 2001	As of Mar. 31, 2001	Change
Consolidated subsidiaries	551	510	41
Equity-method affiliates	200	184	16
Total	751	694	57

(2) Changes in scope of consolidation and application of the equity method

[Consolidated subsidiaries]

New : 60 companies, including QCT Resources Limited
Occidental Berau of Indonesia, LLC

Excluded : 19 companies, including MS Communications Co., Ltd.
Advanced Systems Technology, Inc.

[Equity-method affiliates]

New : 23 companies, including MS Communications Co., Ltd.
PLAT-ONE CORPORATION

Excluded : 7 companies, including Boots MC Company Limited

3. Application of New Accounting Standards

Effective April 1, 2001, Mitsubishi Corporation adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138. The statements require that all derivatives be recorded as assets or liabilities on the balance sheet at fair value and that changes in the fair value be recorded each period in current earnings or other comprehensive income, depending on whether they qualify for hedge accounting and the type of hedge transaction. The adoption of the statements had an immaterial impact on interim net income and accumulated other comprehensive income.

4. Contingent Liabilities

The company has been named as a defendant in several lawsuits in the U.S. (one in Canada) by graphite electrodes users and also as a defendant in a lawsuit by UCAR International, a graphite electrodes manufacturer in connection with the sales and marketing of graphite electrodes.
The lawsuits brought by graphite electrodes users do not specify the amount of damages that are sought. UCAR International is seeking damages in the amount of $406 million U.S. dollars and other unspecified damages, plus interest.
It is not possible for the company to predict at this time what, if any, liability the company may sustain on account of these actions.

THE BANK OF NEW YORK

NEW YORK'S FIRST BANK - FOUNDED 1784 BY ALEXANDER HAMILTON

620 Avenue of the Americas, New York, NY 10011

DEPOSITARY RECEIPTS

February 8, 2002

02 FEB 26 AM 8:15

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re: Mitsubishi Corporation (file # 82-3784)

Dear Sirs:

On behalf of Mitsubishi Corporation, we are forwarding a copy of their:

- **Statement of Consolidated Income for the Six Months Ended December 31, 2001.**
- **Consolidated Balance Sheets as of December 31, 2001.**

This release is to be filed with respect to the issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We are forwarding these documents at the request and on behalf of Mitsubishi Corporation, but we have not reviewed any disclosure made therein, and cannot confirm the accuracy or completeness of any such disclosure and hereby disclaim any responsibility or liability with respect thereto.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.

Very Truly yours,

Shunsuke Sumikawa
Account Officer
American Depositary Receipts
Tel: 646-885-3296
Fax: 646-885-3043
E-mail: ssumikawa@bankofny.com

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the Third Quarter Ended December 31, 2001 (Based on US GAAP)

TOKYO, February 7, 2002….. Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the third quarter ended December 31, 2001.

Outline of Consolidated Results

For the nine-month period ended December 31, 2001, operating transactions were ¥9,971.2 billion, down 1.0%, or ¥96.3 billion, year on year.

Gross profit climbed 8.7%, or ¥37.6 billion, to ¥471.4 billion due to strong performances by metals resources- and foods- related subsidiaries. This result also reflects the effect of consolidating an affiliate company in the machinery group.

Selling, general and administrative expenses increased due to higher pension costs at the parent company and the expansion of operations through M&As. With provision for doubtful receivables also increasing, operating income fell 8.7%, or ¥4.7 billion, to ¥49.2 billion.

In other income (expenses), gain on marketable securities and investments – net fell ¥71.2 billion in the absence of gains on the sale of shares in affiliated companies and gains on the contribution to the pension trust recorded in the previous fiscal year. Loss on property and investment – net deteriorated by ¥11.3 billion, as Mitsubishi Corporation conservatively reviewed the value of land and buildings.

Meanwhile, equity in earnings of affiliated companies – net climbed ¥10.9 billion year on year, owing mainly to strong performances by affiliates engaged in natural resource development.

As a result of the above, net income fell 44.9%, or ¥42.6 billion, from the corresponding period of the previous year to ¥52.4 billion. This represented an achievement rate of 65.5% relative to full-year forecasts for fiscal 2002, ending March 31, 2002.

# # #

For further information contact: Mitsubishi Corporation

Investor Relations Office

Phone: 81-3-3210-8580

Fax: 81-3-3210-8583

e-mail: ml.ir@mitsubishicorp.com

MITSUBISHI CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
FOR THE SIX MONTHS ENDED DECEMBER 31, 2001
AND
CONSOLIDATED BALANCE SHEETS
AS OF December 31, 2001

Based on US GAAP

Mitsubishi Corporation

Investor Relations Office

2-6-3 Marunouchi, Chiyoda ku, Tokyo, JAPAN 100-8086

Phone: +81-3-3210-8580 Fax:+81-3-3210-8583

Email:ml.ir@mitsubishicorp.com

FINANCIAL HIGHLIGHTS
FOR THE THREE MONTHS AND THE NINE-MONTHS ENDED DECEMBER 31, 2001
(UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1.Summary of Consolidated Results

(1)Consolidated Results for the Third Quarter

(Millions of Yen)

	Operating transactions	Operating income	Net income
For the three-months ended December 31,2001	3,369,136	13,467	10,433
For the three-months ended December 31,2000	3,526,588	32,012	19,084

(2)Consolidated Results for the Nine-Month Period

(Millions of Yen)

	Operating transactions	Operating income	Net income
For the nine-months ended December 31,2001	9,971,247	49,213	52,376
For the nine-months ended December 31,2000	10,067,553	53,877	95,007
Prospects for the year ending March 31,2002	13,750,000	80,000	80,000
Achievement ratio for the nine-months ended December 31,2001	72.5%	61.5%	65.5%

2.Assets and shareholders' equity

(Millions of Yen)

	Total assets	Shareholder's equity	Shareholder's equity to total assets
December 31,2001	8,192,864	966,935	11.8%
March 31,2001	8,067,192	969,359	12.0%

3. Number of consolidated subsidiaries : 549
Number of affiliated companies accounted for by equity method : 199

(1)The consolidated financial statements are prepared on the basis of accounting principles generally accepted in the United States of America.

(2)The translations of Japanese yen amounts into United States dollar amounts with respect to the third quarter and nine-month period ended December 31,2001 are included solely for the convenience of readers outside Japan and have been made at the rate of ¥131=$1,the approximate rate of exchange on December 31,2001.

Mitsubishi Corporation and subsidiaries
STATEMENTS OF CONSOLIDATED INCOME (US GAAP)
for the three months and nine months ended December 31, 2001 and 2000(unaudited)

	Millions of yen				Millions of U.S. dollars
	three months ended Dec. 31, 2001	three months ended Dec. 31, 2000	Increase or [-]decrease	%	three months ended Dec. 31, 2001
Operating transactions	3,369,136	3,526,588	-157,452	-4.5%	25,719
Gross profit	162,986	151,912	11,074	7.3%	1,244
Gross profit ratio	4.84%	4.31%			
Selling, general and administrative expenses	(139,708)	(119,227)	-20,481	17.2%	(1,066)
Provision for doubtful receivables	(9,811)	(673)	-9,138	/	(75)
Operating income	13,467	32,012	-18,545	-57.9%	103
Other income (expenses) :					
Interest expense - net	(4,256)	(3,360)	-896	26.7%	(32)
Dividends	8,710	5,389	3,321	61.6%	66
Loss on marketable securities and investments - net	(9,227)	(20,797)	11,570	/	(70)
Gain(loss) on property and equipment-net	(670)	1,757	-2,427	/	(5)
Other - net	(4,009)	9,068	-13,077	/	(31)
Other expenses - net	(9,452)	(7,943)	-1,509	/	(72)
Income from consolidated operations before income taxes	4,015	24,069	-20,054	-83.3%	31
Income taxes	(5,053)	(9,144)	4,091	/	(39)
Income(loss) from consolidated operations	(1,038)	14,925	-15,963	-107.0%	(8)
Minority interests in consolidated subsidiaries	48	(2,307)	2,355	-102.1%	1
Equity in earnings of affiliated companies-net (less applicable income taxes)	11,423	6,466	4,957	76.7%	87
Net income	10,433	19,084	-8,651	-45.3%	80

	Millions of yen				Millions of U.S. dollars
	nine months ended Dec. 31, 2001	nine months ended Dec. 31, 2000	Increase or [-]decrease	%	nine months ended Dec. 31, 2001
Operating transactions	9,971,247	10,067,553	-96,306	-1.0%	76,116
Gross profit	471,430	433,831	37,599	8.7%	3,599
Gross profit ratio	4.73%	4.31%			
Selling, general and administrative expenses	(402,449)	(365,906)	-36,543	10.0%	(3,072)
Provision for doubtful receivables	(19,766)	(14,048)	-5,718	/	(151)
Operating income	49,215	53,877	-4,662	-8.7%	376
Other income (expenses) :					
Interest expense - net	(11,168)	(9,075)	-2,093	23.1%	(85)
Dividends	31,866	26,421	5,445	20.6%	243
Gain on marketable securities and investments - net	3,616	74,823	-71,207	/	28
Gain(loss) on property and equipment-net	(9,778)	1,553	-11,331	/	(75)
Other - net	(2,900)	(6,434)	3,534	/	(22)
Other income - net	11,636	87,288	-75,652	/	89
Income from consolidated operations before income taxes	60,851	141,165	-80,314	-56.9%	465
Income taxes	(30,579)	(56,275)	25,696	/	(234)
Income from consolidated operations	30,272	84,890	-54,618	-64.3%	231
Minority interests in consolidated subsidiaries	(1,978)	(3,023)	1,045	-34.6%	(15)
Equity in earnings of affiliated companies-net (less applicable income taxes)	24,082	13,140	10,942	83.3%	184
Net income	52,376	95,007	-42,631	-44.9%	400

(1) The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.
(2) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 131=$1.

Mitsubishi Corporation and subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)

December 31, 2001 (unaudited) and March 31, 2001

	Millions of yen			Millions of U.S. dollars
	Dec. 31, 2001	Mar. 31, 2001	Increase or [-]decrease	Dec. 31, 2001
ASSETS				
Current assets:				
Cash, time deposits and short-term investments	565,304	615,139	-49,835	4,315
Trade receivables, less allowance for doubtful receivables	2,605,704	2,614,443	-8,739	19,891
Inventories	460,241	526,354	-66,113	3,513
Other current assets	527,609	356,099	171,510	4,028
Total current assets	4,158,858	4,112,035	46,823	31,747
Investments and non-current receivables:				
Investments in and advances to affiliated companies and other investments	2,017,386	2,129,707	-112,321	15,400
Non-current receivables, less allowance for doubtful receivables	759,163	754,776	4,387	5,795
Total investments and non-current receivables	2,776,549	2,884,483	-107,934	21,195
Property and equipment - at cost less accumulated depreciation	981,000	908,145	72,855	7,489
Other assets	276,457	162,529	113,928	2,110
Total	8,192,864	8,067,192	125,672	62,541
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	1,262,686	1,416,132	-153,446	9,639
Trade payables	1,803,991	1,879,342	-75,351	13,771
Other current liabilities	507,788	475,254	32,534	3,876
Total current liabilities	3,574,465	3,770,728	-196,263	27,286
Long-term debt, less current maturities	3,381,570	3,094,877	286,693	25,814
Other liabilities	269,894	232,228	37,666	2,060
Shareholders' equity:				
Common stock	126,609	126,609	—	967
Capital surplus	179,491	179,491	—	1,370
Retained earnings:				
Appropriated for legal reserve	35,467	35,220	247	271
Unappropriated	814,195	774,604	39,591	6,215
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	77,863	122,552	-44,689	594
Foreign currency translation and other adjustments	(266,690)	(269,117)	2,427	(2,036)
Subtotal	(188,827)	(146,565)	-42,262	(1,442)
Total shareholders' equity	966,935	969,359	-2,424	7,381
Total	8,192,864	8,067,192	125,672	62,541

(1) The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.

(2) The U.S. dollar amounts represent translations, solely for the convenience of readers outside Japan, of yen amounts at the rate of JPY 131=$1.

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Comprehensive Income(Loss)

for the three months and nine months ended December 31, 2001 and 2000 (unaudited)

	Millions of yen		Millions of U.S. dollars
	three months ended Dec.31,2001	three months ended Dec.31,2000	three months ended Dec.31,2001
Comprehensive Income (Loss)			
Net income	10,433	19,084	80
Other comprehensive income (loss):			
Increase (Decrease) in unrealized gains on securities available for sale	3,147	(10,861)	24
Minimum pension liability adjustments	-	-	-
Unrealized losses on derivative instruments	(836)	-	(7)
Foreign currency translation adjustments	(17,568)	9,703	(134)
Other comprehensive loss	(15,257)	(1,158)	(117)
Comprehensive Income(Loss)	(4,824)	17,926	(37)

	Millions of yen		Millions of U.S. dollars
	nine months ended Dec.31,2001	nine months ended Dec.31,2000	nine months ended Dec.31,2001
Comprehensive Income (Loss)			
Net income	52,376	95,007	400
Other comprehensive income (loss):			
Decrease in unrealized gains on securities available for sale	(44,689)	(21,673)	(341)
Minimum pension liability adjustments	-	589	-
Unrealized losses on derivative instruments	(7,216)	-	(55)
Foreign currency translation adjustments	9,643	11,494	73
Other comprehensive loss	(42,262)	(9,590)	(323)
Comprehensive Income	10,114	85,417	77

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION BY COMMODITIES (US GAAP)
for the three months and nine month ended December 31, 2001 and 2000(unaudited)

Three months ended December 31, 2001

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	42,577	84,781	880,199	553,183	527,033	257,249	962,253	3,367,279	1,857	3,369,136
Gross profit	7,550	4,887	13,630	23,183	24,960	12,036	59,201	149,276	3,710	152,986
Operating income	(2,820)	705	2,785	8,735	2,871	3,096	14,412	29,800	(16,333)	13,467
Net income	(2,030)	(21)	8,290	5,408	(2,534)	1,835	6,248	19,215	(8,782)	10,433
Segment assets	1,094,319	300,316	850,083	1,140,642	1,921,371	572,750	1,551,542	7,424,005	768,859	8,192,864

	Millions of U.S. dollars									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	325	647	6,719	4,223	4,023	2,209	7,498	25,704	15	25,719
Gross profit	58	37	104	246	191	98	482	1,216	28	1,244
Operating income	(22)	5	21	67	22	24	110	227	(124)	103
Net income	(15)	-	63	41	(19)	14	63	147	(67)	80
Segment assets	8,354	2,239	6,490	8,707	14,667	4,372	11,844	56,673	5,869	62,541

Three months ended December 31, 2000

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Fuels	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	30,408	125,825	816,226	573,180	608,927	341,259	946,423	3,542,305	(15,717)	3,526,588
Gross profit	5,898	6,904	15,502	21,900	21,630	11,836	63,760	147,428	4,484	141,912
Operating income	(1,711)	979	5,213	4,531	4,515	2,718	19,725	35,970	(3,958)	32,012
Net income	889	374	7,306	2,952	7,004	(9,506)	11,752	20,751	(1,667)	19,084
Segment assets	1,115,257	329,169	761,857	1,069,098	1,883,815	624,477	1,448,332	7,231,005	783,406	8,015,404

Nine months ended December 31, 2001

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	116,156	342,125	2,648,882	1,404,104	1,604,251	949,483	2,747,011	10,002,110	(30,863)	9,971,247
Gross profit	22,455	24,403	42,880	77,942	82,318	38,598	174,088	462,693	8,717	471,410
Operating income	(7,318)	7,535	9,154	15,224	15,243	8,926	14,339	83,123	(33,908)	49,215
Net income	759	8,711	27,302	6,684	2,397	4,822	21,744	72,619	(20,243)	52,376

	Millions of U.S. dollars									
	New Business Initiative	IT & Electronics Business	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	887	2,612	20,220	12,169	12,246	7,248	20,970	76,352	(236)	76,116
Gross profit	172	180	327	595	628	295	1,329	3,532	67	3,490
Operating income	(56)	58	70	118	117	68	362	626	(259)	376
Net income	6	66	208	51	30	37	166	554	(154)	400

Nine months ended December 31, 2000

	Millions of yen									
	New Business Initiative	IT & Electronics Business	Fuels	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions	95,793	369,836	3,463,917	1,721,196	1,794,182	1,050,789	3,002,179	10,115,584	(48,031)	10,067,553
Gross profit	13,189	22,623	42,283	66,726	48,344	36,205	179,702	424,497	9,334	400,831
Operating income	(6,477)	3,728	9,801	8,021	1,809	4,861	44,907	68,406	(14,531)	53,877
Net income	(1,623)	64,678	16,043	900	980	(17,383)	23,957	87,682	7,345	95,007

1 The segment information of the individual commodity group has been prepared on the basis of accounting principles generally accepted in Japan(Japan GAAP), and the difference between Japan GAAP and US GAAP is included in "Eliminations or Unallocated".
2. "Eliminations or Unallocated" also includes income and expense that are not allocated to the individual commodity group.
3. Unallocated common assets included in the column of "Eliminations or Unallocated" December 31, 2001 and 2000 were ¥ 807,855 million ($ 6,167 million) and ¥ 884,024 million, respectively.
The assets mainly consist of cash, time deposits and securities for financial activities.
4 "Fuels Group" was renamed to "Energy Business Group" on April 1, 2001

Results for the Third Quarter Ended December 3'

Consolidated Income (Billions of Yen)	FY2002 Nine months ended Dec.31.2001: Six months ended Sept. 2001	Third quarter ended Dec. 2001	Nine months ended Dec.31.2001	FY2001 Nine months ended Dec.31.2000	Increase or decrease		Outlook for FY2002 Forecast of Nov.	Percent of achievement
Operating transactions	6,602.1	3,369.1	9,971.2	10,067.6	▲96.4		13,750.0	72.5%
Gross profit	308.4	163.0	471.4	433.8	37.6	a	640.0	[illegible]
Selling, general and administrative expenses	▲262.7	▲139.7	▲402.4	▲365.9	▲36.5	b	▲545.0	73.8%
Provision for doubtful receivables	▲10.0	▲9.8	▲19.8	▲14.0	▲5.8	c	▲15.0	132.0%
Operating income	35.7	13.5	49.2	53.9	▲4.7		80.0	61.6%
Interest expense-net	▲6.9	▲4.3	▲11.2	▲9.1	▲2.1		▲16.0	70.0%
Dividends	23.2	8.7	31.9	26.4	5.5	d	30.0	106.3%
Gain (loss) on marketable securities and investments - net	12.6	▲9.2	3.6	74.8	▲71.2	e	16.0	66.3%
Gain (loss) on property and equipment - net	▲9.1	▲0.6	▲0.7	1.6	▲11.3	f		
Sundry - net	1.1	▲4.0	▲2.9	▲6.4	3.5			
Income from consolidated operations before income taxes	56.8	4.1	60.9	141.2	▲80.3		110.0	[illegible]
Income taxes	▲25.6	▲5.0	▲30.6	▲56.3	25.7		▲54.0	56.7%
Minority interests in consolidated subsidiaries	▲2.0	-	▲2.0	▲3.0	1.0		▲6.0	33.3%
Equity in earnings of affiliated companies-net	12.7	11.4	24.1	13.1	11.0	g	30.0	80.3%
Net income	41.9	10.5	52.4	95.0	▲42.6		80.0	65.5%
Basic earnings potential (*1)	74.7	39.1	113.8	98.3	15.5		139.0	[illegible]

(*1)Basic earnings potential = Operating income (before the deduction of provision for doubtful receivables) + Interest expense
Dividends + Equity in earnings of affiliated companies-net

Assets and Liabilities	Dec. 31, 2001	March 31, 2001	Increase or decrease		Outlook for FY2002 Forecast of Nov.	Increase or decrease
Total assets	8,192.9	8,067.2	125.7	h	8000.0	▲192.9
Total shareholders' equity	986.9	989.4	▲2.5	i	1000.0	▲33.1
Interest bearing liabilities (*2)	4,248.4	4,194.9	53.5	j	4200.0	▲48.4
Debt-to-equity ratio GROSS)	(4.4)	(4.3)	(0.1)		(4.2)	(0.2)
Debt-to-equity ratio NET)	(4.1)	(3.9)	(0.2)		(3.9)	(0.2)

a. [Gross profit]
Gross profit increased by ¥37.6 billion year o nine months ended December 31, 2001, owi performance by metals resources- and food-r subsidiaries. This result also reflected the eff Nikken Corporation a consolidated subsidiary

b. [Selling, general and administrative exp
Increased due to higher pension costs at the company and increased expenses in line wit consolidation of Nikken Corp. and other new :

c. [Provision for doubtful receivables]
Reflects provisions for the advancement of re measures at unprofitable North American me subsidiaries.

d. [Dividends]
Dividends from energy resource related busin continued to increase.

e. [Gain(loss) on marketable securities and In
Write-off related losses on non-performing as from the previous fiscal year, when new writ were introduced. However, gains on the sale SDL, Inc. and Photonic Integration Research well as gains on the contribution of shares to trust fell. The main factor behind the decline in the third quarter was mandatory write-offs for-sale marketable securities, particularly ban

f. [Gain (loss) on property and equipment]
Reflected the company's conservative review land and buildings, which the company has dispose instead of hold.

g. [Equity in earnings of affiliated compani
Due to increase at existing affiliates, mainly resource development related, and the elimi consolidation of Australian automobile oper posted a loss in the previous year, due to the Mitsubishi Corporation's shareholding.

1, 2001 (US GAAP)

Summary of year on year increase or decrease

a. [Gross profit]
Gross profit increased by ¥57.6 billion year on year for the nine months ended December 31, 2001, owing to strong performance by metals resources- and food-related subsidiaries. This result also reflected the effect of making Nikken Corporation a consolidated subsidiary.

b. [Selling, general and administrative expenses]
Increased due to higher pension costs at the parent company and increased expenses in line with the consolidation of Nikken Corp. and other new subsidiaries.

c. [Provision for doubtful receivables]
Reflects provisions for the advancement of restructuring measures at unprofitable North American metals related subsidiaries.

d. [Dividends]
Dividends from energy resource related businesses continued to increase.

e. [Gain(loss) on marketable securities and investments]
Write-off related losses on non-performing assets decreased from the previous fiscal year, when new write-off guidelines were introduced. However, gains on the sale of shares of SDL, Inc. and Photonic Integration Research, Inc.(PIRI), as well as gains on the contribution of shares to the pension trust fell. The main factor behind the decline of ¥9.2 billion in the third quarter was mandatory write-offs of available-for-sale marketable securities, particularly bank stocks.

f. [Gain (loss) on property and equipment]
Reflected the company's conservative review of the value of land and buildings, which the company has decided to dispose instead of hold.

g. [Equity in earnings of affiliated companies]
Due to increase at existing affiliates, mainly natural resource development related, and the elimination from consolidation of Australian automobile operations, which posted a loss in the previous year, due to the lowering of Mitsubishi Corporation's shareholding

i-net -

Summary of increase or decrease from March 2001

h. [Total assets]
Increased by ¥125.7 billion for two main reasons: the expansion of operations by certain subsidiaries and the adoption of accounting standards for derivatives. These factors outweighed the effect of a decrease of parent company.

i. [Total shareholders' equity]
Despite net income of ¥62.4 billion, total shareholders' equity declined by ¥2.5 billion due to a fall in unrealized gains on securities available for sale on marketable securities as stock price dropped

j. [Interest-bearing liabilities]
Increased ¥53.5 billion due to expanded operations among subsidiaries.

(*2) Interest bearing liabilities does not include "notes and bills discounted" and "impact of adopting FAS 133."

(Reference)

[Change of major indices]

	Nine months ended Dec. 31, 2001	Nine months ended Dec. 31, 2000	Increase or decrease
Crude oil (USD/BBL)	23.3	27.3	▲4.0 (▲15%)
Foreign exchange (YEN/USD)	122.7	108.1	14.6 (14% yen depreciation)
Interest (%)TIBOR	0.08	0.34	▲0.26 (▲76%)